September 10, 2019

Wendy Burton
Chief Executive Officer
World Tree USA, LLC
1910 South Stapley Drive, Suite 221
Mesa, AZ 85204

       Re: World Tree USA, LLC
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed August 28, 2019
           File No. 024-11051

Dear Ms. Burton:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2019 letter.

Form 1-A/A

Offering Circular Cover Page, page 1

1. Refer to your response to comment 1. Please disclose on the cover page any arrangements to place the minimum amount to be raised in escrow, or other similar arrangement and file any escrow arrangement as an exhibit, if applicable. Refer to Part III, Exhibits, Item 17
      (8), to Form 1-A. Disclose the minimum and maximum amount to be raised, in the table on the cover page. Refer to Part II, Item 1 (e) of Form 1-A. Description of Business, page 17

2. Refer to your response to comment 2. Please briefly disclose the status and amount raised
 Wendy Burton
World Tree USA, LLC
September 10, 2019
Page 2
      in that other offering here.
        You may contact Aamira Chaudhry, Staff Accountant, at (202) 551-3389 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block, Attorney-Advisor, at (202)
551-3210 or J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameWendy Burton
                                                           Division of
Corporation Finance
Comapany NameWorld Tree USA, LLC
                                                           Office of
Transportation and Leisure
September 10, 2019 Page 2
cc:       Shelly Befumo
FirstName LastName